Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal Year Ended December 31,
	2011	2012	2013	2014	2015
Earnings:
Net loss before income taxes	$(160,804)	$(169,774)	$(191,490)	$(198,382)	$(368,445)
Add: Fixed charges	20,946	20,553	18,968	12,091	22,100
Add: Amortization of capitalized interest	255	—	—	—	—
Less: Capitalized interest	(429)	(307)	(74)	(440)	(215)

Earnings as defined	(140,032)	(149,528)	(172,596)	(186,731)	(346,560)
Fixed Charges:
Interest expense	21,824	21,630	21,462	20,443	24,125
Amortization of discount and capitalized interest	(1,307)	(1,384)	(2,568)	(8,792)	(2,240)
Capitalized interest	429	307	74	440	215

Total fixed charges	20,946	20,553	18,968	12,091	22,100

Deficiency of earnings to cover fixed charges (1)(2)	$(160,978)	$(170,081)	$(191,564)	$(198,822)	$(368,660)

(1)	For the purpose of this table, “earnings” consists of income (loss) from continuing operations before income taxes, plus fixed charges and amortization of capitalized interest, less interest capitalized. “Fixed charges” consist of interest expensed and capitalized related to indebtedness. For the fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015, we had no earnings.
(2)	In each of the periods presented, earnings were insufficient to cover fixed charges. The ratio of earnings to fixed charges was less than one-to-one for each of the periods presented. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus.